Filed Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Filer: Bats Global Markets, Inc.

Subject Company: Bats Global Markets, Inc., CBOE Holdings, Inc.

(SEC File No. for Registration Statement

on Form S-4 filed by CBOE Holdings, Inc.: 333-214488)

corrected transcript BATS Global Markets, Inc. BATS Q4 2016 Earnings Call Feb. 9, 2017 Company▲ Ticker▲Event Type▲Date▲

PARTICIPANTS

Corporate Participants

Mark Marriott – Director, Investor Relations, BATS Global Markets, Inc. Christopher R. Concannon – President, CEO & Director, BATS Global Markets, Inc.

Brian N. Schell – Chief Financial Officer, Treasurer & Executive Vice President, BATS Global Markets, Inc.

Bryan Harkins – Executive Vice President, Head of U.S. Markets and Global FX, BATS Global Markets, Inc.

Other Participants

Kenneth B. Worthington – Analyst, JPMorgan Securities LLC

Richard Henry Repetto – Analyst, Sandler O’Neill & Partners LP

Brian Bedell – Analyst, Deutsche Bank Securities, Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Greetings and welcome to the Bats Global Markets Fourth Quarter 2016 Earnings Conference Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions]

It is now my pleasure to introduce your host, Mark Marriott, Investor Relations for Bats Global Markets. Please go ahead, sir.

Mark Marriott, Director, Investor Relations, BATS Global Markets, Inc.

Thank you, Kevin, and good morning, everyone. Our CEO, Chris Concannon, leads the call today, along with our CFO, Brian Schell. As part of today’s discussion, we will reference our fourth quarter

2016 earnings presentation accessible via our website at ir.bats.com.

Our comments will include mention of non-GAAP financial measures which are defined on slide 3 and reconciled in the appendix of the presentation. While we believe these financial measures provide investors useful information about our business trends, they do not replace and are not superior to GAAP measures.

Certain statements in the prepared presentation may relate to future events and expectations, and as such, constitute forward-looking statements. Actual results may differ materially from those projected in these forward-looking statements. After our prepared remarks from Chris and Brian, we will open it up to any questions you may have.

With that, I’ll pass it to Chris.

Christopher R. Concannon, President, CEO & Director

Thanks, Mark. Good morning, everyone. Thank you for joining. I’ll begin on slide 4. Before getting into the 2016 results, I would like to give a brief update on the transaction with the CBOE. As previously announced, we are currently waiting on final regulatory approval. Upon receiving that approval, we plan to close the transaction prior to the end of the first quarter.

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corrected transcript BATS Global Markets, Inc. BATS Q4 2016 Earnings Call Feb. 9, 2017 Company▲ Ticker▲Event Type▲Date▲

In the meantime, both companies are working diligently to ensure a smooth integration, and we all expect to hit the ground running after the close. We continue to be excited about the transaction and the road ahead, it’s very clear for both companies [ph] so as (02:05) we become one.

Now let me turn to the financials. 2016 was another record-setting year for Bats, as we set annual records for net revenue at $436 million, normalized EBITDA at $286 million, net income at $109 million, diluted earnings per share of $1.13, adjusted earnings at $143 million and adjusted diluted earnings per share at $1.48. Truly outstanding results during a year in which we made some smaller but additive acquisitions, took our company public and entered into a major strategic transaction with the CBOE.

Moving to our results for the quarter. We reported net revenue of $105 million, net income of $33 million and diluted earnings per share of $0.34. Our adjusted earnings were $39 million for the quarter and diluted adjusted earnings per share were $0.40. We achieved these strong results as each of our existing businesses showed strength during the quarter. We remain the number one exchange operator in U.S. Equities trading, excluding auctions, and maintain the status as the number one market operator for ETF trading. In addition, we also remained number one in European Equities trading and European trade reporting.

In U.S. Options, while we are the fourth largest options exchange operator, we maintained our position as the number one price-time priority market and the market leader in single-leg equity options trades.

In addition, we made progress on several key initiatives. First, we continue to make headway in growing non-transaction revenue, experiencing revenue growth year-over-year in both market data and connectivity. Second, we continue to make great progress in our ETF listings business during the quarter, as we welcome 34 new ETF listings to the Bats ETF Marketplace, another record for our ETF business.

For the year, we won 30% of new listings in the U.S. market compared to 9% in 2015. This momentum has continued into January, as we welcomed 13 new ETF listings, of which 8 were switches by Deutsche Asset Management.

And finally, I would like to mention the record-setting year we had in our options business as we set a new annual market share record of 11.1%, up from 9.6% in 2015. In addition, we successfully rolled out additional auction functionality on our EDGX Options Exchange in early January. This is another step towards offering a complete options product suite as we continue to make progress on developing a complex options product.

In summary, we have positioned ourselves well as we become part of the new CBOE, growing all of our businesses by focusing on our customers’ needs and market efficiency while working to become or remain number one in every market in which we operate.

Turning to slide 5. U.S. Options reached its second highest market share of 11.5% for the quarter versus 8.9% a year ago and 11% in the third quarter. And we remained the number one price-time priority options market with market share of 37.5% of that segment, while leading in single-leg equity options trades with 17.9% market share.

Fourth quarter market share in our U.S. Equities business was lower than a year ago at 20% versus 21.1% as lower volatility in the quarter resulted in higher off-exchange market share with each of the three major exchanges experiencing lower market share in the fourth quarter compared to a year ago. While not pleased with that result, we held on to our leadership position for U.S. ETF trading, a distinction we have held since February 2014 with market share of 23% for the quarter across our four exchanges.

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corrected transcript BATS Global Markets, Inc. BATS Q4 2016 Earnings Call Feb. 9, 2017 Company▲ Ticker▲Event Type▲Date▲

European Equities market share ended the quarter at 21.9% versus 25.1% a year ago, offset by a 17% year-on-year increase in net capture due to pricing changes implemented at the beginning of 2016.

As for the Global FX business, while overall market volumes continued to be suppressed during the fourth quarter, our market share ended at 11.6% compared to 11.4% a year ago.

I would also like to mention here that Bryan Harkins, who currently leads our U.S. Equities and U.S.

Options businesses, has assumed the responsibility for our Global FX business as well. Bryan’s extensive experience and proven leadership will be a great addition to the Hotspot team, and we look forward to growing this business under his leadership.

With that, I’ll pass it to Brian Schell to review the financials.

Brian N. Schell, Chief Financial Officer, Treasurer & Executive Vice President

Thank you, Chris. I’ll begin with slide 6. But first, let me point out that our fourth quarter GAAP results include certain items that impact the comparison of our operating results and that we believe are not indicative of our core operating performance. These items are detailed in our reconciliation of non-GAAP measures provided in the appendix of our earnings presentation materials, as well as in the earnings press release.

Let’s start with fourth quarter net revenue which grew by 7% to $105 million from $99 million a year ago, [ph] with our (07:45) net income grew at an even higher rate, as it rose 50% to a record $33 million from $22 million a year ago, partially driven by a onetime pre-tax gain of $1.4 million related to selling a portion of our stake in EuroCCP, along with an improvement in our corporate tax rate which I will discuss shortly.

Turning to slide 7 and back to net revenue, our growth for the quarter was again 100% organic, growing 7% for the quarter and 11% for the year. At a consolidated level, growth in the fourth quarter was driven mainly by non-transaction revenue, specifically the run rate benefit of connectivity fee pricing changes implemented last year, along with new connectivity fees implemented in July in the Global FX business.

The percentage of non-transaction revenue again made up the majority of our net revenue, coming in at over 57%, almost 2 percentage points higher than the 55% a year ago. From a segment perspective, U.S. Options and U.S. Equities were once again responsible for the majority of the net revenue growth during the quarter. More specifically, U.S. Equities growth was driven mainly by an increase in proprietary market data. U.S. Options growth was due to a strong increase in market share, along with growth in the connectivity revenue. And in Europe, the small decline reflects an 18% decrease in the value of the British pound compared to last year and accounted for a $4-million reduction in European Equities net revenue.

In local currency, European Equities net revenue actually grew 20% over last year, driven by increases in net transaction revenue, market data and connectivity fees.

Moving to slide 8, total operating expenses were flat compared to 2015 at $51 million, and normalized operating expenses decreased slightly to $48 million. Due to the pending transaction with CBOE, we will not be providing full-year expense guidance for 2017 for Bats as a stand-alone company.

Our effective tax rate for the quarter was 33.7% compared to 38.5% last year. The lower rate was driven primarily by new accounting guidance we adopted in 2016 that requires the excess cash

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FACTSET:callstreet
corrected transcript

| BATS Global Markets, Inc. | BATS | Q4 2016 Earnings Call | Feb. 9, 2017 |
| --- | --- | --- | --- |
| *Company▲* | *Ticker▲* | *Event Type▲* | *Date▲* |

benefit or expense relating to the exercise of stock options and vesting a restricted stock to reported income tax expense versus through equity under previous guidance. Excluding those adjustments, the tax rates would have been 40.2%. This change in accounting guidance may favorable impact our tax rate going forward as additional stock options are exercised and restricted stock continues to vest.

This favorable impact may vary from quarter to quarter, but the annual tax rate benefit to Bats as a stand-alone company may be in the range of 1 to 4 percentage points, [indiscernible] (10:38) this range of this estimate is highly dependent upon the future stock price and the concentration of the stock option exercises.

In addition, as mentioned on the call last quarter, we continue to make progress to reduce our overall ongoing tax rate by re-characterizing our European operations from a U.S. tax perspective. All else being equal, we anticipate this lowering our current effective tax rate by 3 to 4 percentage points in 2017 and beyond, again, on a Bats stand-alone basis.

In addition, it will continue to provide flexibility to repatriate UK profits and provide a source of permanent reinvestment in Europe and elsewhere. This would trigger an estimated onetime U.S. tax payment of approximately $70 million, likely to be paid later in the first quarter of this year.

Turning to the next slide, a few additional comments about our earnings. As Chris mentioned earlier, diluted earnings per share grew 48% to $0.34, reflecting the previously mentioned revenue growth and disciplined expense management. Adjusted earnings for the quarter, which excludes special charges and acquisition-related amortization, grew 35% to $39 million versus $29 million last year. On a diluted per share basis, adjusted earnings increased 33% to $0.40 per share.

Excluding the favorable tax adjustment from the new accounting guidelines, adjusted earnings would have grown 23% to $35 million. On a diluted per share basis, adjusted earnings would have increased by 20% to $0.36. Normalized EBITDA grew 9% to $68 million and normalized EBITDA margin expanded by 1 percentage point to 65% from 64% a year ago.

Now to a few balance sheet metrics on slide 10. By the end of the fourth quarter, we reduced our leverage ratio to 2.0 times, well below the covenant maximum of 3.25 times. We were also able to reduce our outstanding term loan balance to $567 million at the end of the fourth quarter from $599 million at the end of the third quarter, as we paid down an incremental $31 million toward principal in the fourth quarter.

And as part of our capital allocation plan, and as previously announced, we paid our second regular quarterly cash dividend of $0.08 per share in December.

Finally, our adjusted cash which is the sum of our cash and financial investments, excluding the cash we've collected for Section 31 fees, was $56 million as of December 31. Regarding capital expenditures, we spent $2 million in the quarter and finished the year with capital expenditures of $9 million.

With that, I'll pass it back to Chris to summarize the call.

**Christopher R. Concannon, President, CEO & Director**

Thank you, Brian. I'll quickly refer to slide 11 for a recap. Here is what we accomplished this quarter. We continue to make great progress on the CBOE integration planning, ahead of our expected closed date by the end of the first quarter. We grow non-transaction revenue, 10% for the fourth quarter and 15% for the full year in 2016.

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corrected transcript BATS Global Markets, Inc. BATS Q4 2016 Earnings Call Feb. 9, 2017 Company▲ Ticker▲Event Type▲Date▲

We accelerated the momentum in our ETF listings business with a strong December and a great start to 2017, with the total of 15 ETFs switching to our marketplace in a three-week period. And finally, we continued our strong performance in U.S. Options, setting an annual market share record of 11.1% along with a market share of 11.5% for the quarter.

While we had another strong quarter, here’s our list of what we can do better. First, we need to compete more effectively with the growing share of the opening and closing auctions on the primary markets in U.S. Equities. Second, we need to find a way to marry our success in trading ETFs with our success in trading options on ETFs. This is especially important, as we merge with the CBOE. In 2017, we need to find a better way to introduce actively managed funds in the form of an ETF, as we believe these products will enhance the ETF product suite for all investors.

And finally, as we approach the closing of the transaction with the CBOE, we need to celebrate what Bats did for our markets over the last 10 years. I’ve watched Bats as a competitor, a customer and now an employee. This company truly changed the markets for the better and dramatically impacted the competitive forces that work in our markets, but rest assured, making markets more efficient, servicing our customers and strongly advocating for better markets will continue at the same pace and volume, as we join our partners at the CBOE.

Thank you for joining our call today. I will now hand the call back to the operator to begin the Q&A.

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corrected transcript BATS Global Markets, Inc. BATS Q4 2016 Earnings Call Feb. 9, 2017 Company▲ Ticker▲Event Type▲Date▲

QUESTION AND ANSWER SECTION

Operator: Thank you. We’ll now be conducting a question-and-answer session. [Operator Instructions] Our first question today is coming from Ken Worthington from JPMorgan. Please proceed with your question.

<Q – Ken Worthington – JPMorgan Securities LLC>: Hi. Good morning. Chris, first, I’d love to hear your thoughts on the equity options business. Jeff Sprecher yesterday called it the most compounding business he has, you’re obviously in the business having success, you’re about to get much, much bigger in that business. So, what are your thoughts about the option industry fee wallet shrinking in that business, and how do you see the competitive landscape in the fee wallet evolving over, say, the next two to three years?

<A – Chris Concannon – BATS Global Markets, Inc.>: Great question, Ken, and I appreciate that question. Obviously, we’re excited about the options industry more broadly. There’s exciting products that sit within the options industry. And one of the interesting growth that we’ve seen in options in the U.S. is the growth of options on ETFs. It’s the sector that’s growing probably the fastest in U.S. Equities. And if you look at the options market closely, you’ll see that the options on

ETFs are the growing sector within the overall options industry, while the overall volumes in options have been flat to down over the last few years. As we approach hopefully higher volatility in our market, we expect the overall options volumes to grow. But we’re most excited about that growing pie of options on ETF scenario that we have excelled in, both on the equities side but certainly on the options side, are pretty excited about joining the CBOE and their wonderful options business.

So, we’re excited.

<Q – Ken Worthington – JPMorgan Securities LLC>: Okay, great. Thanks. And then, maybe just secondly, your impressions on the Tick Pilot, so far, what are they and what do you think the implications are for trade-at and the exchanges broadly? And then, I think you mentioned that the equity exchanges sort of loss [ph] loss (18:12) market share to off-exchange trading this quarter, and this trend has been going on for a while. If the Tick Pilot doesn’t go well, what sort of can reverse the loss share being experienced by the equity exchanges?

<A – Chris Concannon – BATS Global Markets, Inc.>: Sure. First, on the Tick Pilot, it’s still early days in staring at the data. I think we need several more months to continue to see whether the Tick Pilot is improving our market as that was the goal of the Tick Pilot, bringing more liquidity into the bid and the offer. Obviously, it does create a wider spread and more costs for retail investors as they typically cross the spread in those products. But to the extent we can deliver a benefit of higher liquidity, that’s the ultimate goal of the Tick Pilot. But I still think it’s early days.

I would say, the complexity that was involved in the Tick Pilot for all of the industry participants, all the exchanges and the brokers, to implement that pilot given some of the complexities, like a trade-at, that was embedded into one of the buckets. I’m hopeful that the benefits will outweigh the complexity that we added to our market. But early days, it does not appear that the benefits are overwhelming us at this point. And with regard to off-exchange volume versus on-exchange volume, this is something that I’ve obviously witnessed throughout my career. And we are in a very low time of volatility. And we’ve seen high spikes of volatility as a result of things like the election and Brexit. But we haven’t had the sustained volatility back in our market that’s more of a normalized volatility that we’ve experienced in the past. So, when you have low volatility, you typically have off-exchange market reaching higher market shares than normal. And so, I do think this is temporary. As volatility does return to a more normalized rate, we would expect higher on-exchange volumes.

<Q – Ken Worthington – JPMorgan Securities LLC>: Great. Thank you very much.

<A – Chris Concannon – BATS Global Markets, Inc.>: Thanks, Ken.

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corrected transcript BATS Global Markets, Inc. BATS Q4 2016 Earnings Call Feb. 9, 2017 Company▲ Ticker▲Event Type▲Date▲

Operator: Thank you. Our next question today is coming from Rich Repetto from Sandler O’Neill. Please proceed with your question.

<Q – Rich Repetto – Sandler O’Neill & Partners LP>: Yeah. Good morning, Chris. Good morning, Brian.

<A – Chris Concannon – BATS Global Markets, Inc.>: Good morning, Rich. How are you?

<Q – Rich Repetto – Sandler O’Neill & Partners LP>: I’m doing okay. So, I guess, my question,

Chris, when you look at quarter-over-quarter, not year-over-year, but look at your four different categories that the market share declined on three out of the four, and then, the revenue capture also declined. I’m just trying to see – and I understand some of it is from the volatility moving off. But even some of the – in the OTC product, the market share declined. Am I – is there something going on – is there – something seasonal, or this is just a trend – is this – should it be a trend that we should be looking out for going – coming into 2017?

<A – Chris Concannon – BATS Global Markets, Inc.>: No, I – look, I do think this is seasonal.

We’ve had some – in U.S. Equities, some slippage in our market share. Some was competitive. But obviously, the majority of the slippage in U.S. Equities was the growth of the over-the-counter market. And if you track it against volatility, obviously the volatility was quite low. We did recently take steps on price, where we did change our price for – starting in February, which will impact our capture rate. But right now, we’re viewing it as quite seasonal, given the low volatility.

<Q – Rich Repetto – Sandler O’Neill & Partners LP>: Okay. And then, on the CBOE’s call, Ed did a pretty good job in talking about all the benefits, the product differentiation and the global aspects. And I guess, can I just get one, what do you call, focused answer on sort of the timing? Because you’ll most likely be in charge of that. And after having three months to go through it more, can you mention anything about timing? Because I think most of the investment community thinks that three-year and five-year synergies were pretty, what do you call it, conservative.

<A – Chris Concannon – BATS Global Markets, Inc.>: Well, I’ll start by saying, whatever Ed said was brilliant and highly accurate. And so, I...

<Q – Rich Repetto – Sandler O’Neill & Partners LP>: But he didn’t say anything about...

<A – Chris Concannon – BATS Global Markets, Inc.>: I agree with everything he said.

<Q – Rich Repetto – Sandler O’Neill & Partners LP>: He didn’t say anything about the timing.

So, this is pure open field to run with.

<A – Chris Concannon – BATS Global Markets, Inc.>: Look, we’re excited about not only the transaction, but the interactions that we’ve had since the signing. We have our partners at the

CBOE, the teams on the ground have worked exceptionally well together. And we feel very good about the integration and the – integration progress that we’re making. There’s no new news. There’s no new information other than given a number of transactions that I’ve been involved in, I feel this one is moving at a wonderful pace, both from the technical aspect but also from the social aspect of integrating these two firms.

<Q – Rich Repetto – Sandler O’Neill & Partners LP>: Okay. Thanks for the answer, Chris.

<A – Chris Concannon – BATS Global Markets, Inc.>: Thanks, Rich.

Operator: Thank you. [Operator Instructions] Our next question is coming from Brian Bedell from Deutsche Bank. Please proceed with your question.

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corrected transcript BATS Global Markets, Inc. BATS Q4 2016 Earnings Call Feb. 9, 2017 Company▲ Ticker▲Event Type▲Date▲

<Q – Brian Bedell – Deutsche Bank Securities, Inc.>: Hi. Good morning, guys.

<A – Chris Concannon – BATS Global Markets, Inc.>: Good morning, Brian.

<Q – Brian Bedell – Deutsche Bank Securities, Inc.>: Just – maybe just one more on the options, a little different way. Can you talk about – obviously, your revenue capture slipped a little bit there, but if you can talk about sort of the dynamics moving into this year, you mentioned obviously the auction [indiscernible] (24:20) it does look like you gained some share in January and February. Can you talk about your pricing strategy in that business, as we move into 2017? And then, also a little bit more detail on the timing of the complex order rollout and maybe commentary on how you’re – you’d be going after NASDAQ on that, and also maybe some commentary on the

[indiscernible] (24:48) market share gains?

<A – Chris Concannon – BATS Global Markets, Inc.>: Okay. That’s probably about six questions all bundled into one. So, I’m going to lean on Bryan Harkins to help out. But look, we did roll out our new auction complex in January, that has had an impact on share. We’ve had some recent success. But I’ll let Bryan Harkins talk about it. Bryan?

<A – Bryan Harkins – BATS Global Markets, Inc.>: Sure. Yeah. I’ll go back to what we said earlier about the comments around the competitive nature of the options industry. I mean it’s certainly a very, very hypercompetitive space. But I think we really excelled there due to a lot of our cost advantages and cost structures. Our strategy in options has always been to disrupt pricing is – definitely matters and moves the needle in the options industry. And I think we excel at being able to target the different market segments through pricing. So, one of the things that you see with our capture sort of bouncing around a bit is true to our strategy, which is we disrupt and we look to dislodge market share from legacy players. And then, we look to re-tier and rearrange our pricing thereafter. So, with respect to the auction, which we launched in early January, we’re going to have an auction pricing strategy. Later on, we’ll have a complex order book pricing strategy. And again, as we reach market share success, we’ll look to re-tier and adjust our pricing thereafter.

<A – Chris Concannon – BATS Global Markets, Inc.>: And one thing I’ll add, as we roll out product like the auctions and the complex order book, these are all keeping in mind our integration strategy with regard to the CBOE technology. So, these products will be furthering our integration.

They don’t actually compete for technical resources, they’re actually complementary. So, it’s all part of the integration strategy, the products roll out that we’re doing on our options markets.

<Q – Brian Bedell – Deutsche Bank Securities, Inc.>: And then, on the complex order rollout, is that still slated for middle of the year, or is that more back-end loaded in 2017?

<A – Bryan Harkins – BATS Global Markets, Inc.>: [ph] That’s definitely going to be (27:11) more of the latter part of 2017.

<Q – Brian Bedell – Deutsche Bank Securities, Inc.>: Great. And then, maybe just a question on the tax rate. Brian, if you could walk through some numbers there. I mean, I think I’m getting – you’ve mentioned that 1 to 4-percentage-point improvement from the equities share [indiscernible]

(27:34) and then, the 3% to 4% from the tax moves you did. So, I’m getting a core rate of something in the 32% to 36% range for 2017 on a stand-alone basis, is that accurate?

<A – Brian Schell – BATS Global Markets, Inc.>: Yeah. Right. It would just depend on obviously the amount of equity that would be run through, but that’s correct, that’s what we’d pulled down from kind of a base rate of roughly 40%, [ph] kind of about (27:58) run rate and then pulled back down with those adjustments.

<Q – Brian Bedell – Deutsche Bank Securities, Inc.>: Great. Okay. Thank you.

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corrected transcript BATS Global Markets, Inc. BATS Q4 2016 Earnings Call Feb. 9, 2017 Company▲ Ticker▲Event Type▲Date▲

Operator: Thank you. We’ve reached the end of our question-and-answer session. I’d like to turn the floor back over to management for any further or closing comments.

Christopher R. Concannon, President, CEO & Director

Thank you, Kevin. It was another impressive year for Bats, as we delivered record-setting financial results, while at the same time, completing a successful IPO and entering into a strategic transaction with the CBOE. While this was a very successful and challenging year, we look forward to completing the transaction with the CBOE later this quarter and continuing our success moving forward.

With that, thank you for joining the call and have a great day.

Operator: Thank you. That does conclude today’s teleconference. You may disconnect your line at this time, and have a wonderful day. We thank you for your participation today.

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